Exhibit 12.01 Computation of Ratio of Earnings to Fixed Charges
Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2007	2006	2005	2004

Earnings:
Income before assessments	$441,085	$388,525	$312,467	$221,543
Fixed Charges	4,276,118	3,934,129	2,726,073	1,658,480

Total Earnings	$4,717,203	$4,322,654	$3,038,540	$1,880,023

Fixed Charges:
Interest Expense	$4,276,118	$3,934,129	$2,726,073	$1,658,480
Estimated interest component of other expenses	1,000	1,000	1,000	1,000

Total Fixed Charges	$4,277,118	$3,935,129	$2,727,073	$1,659,480

Ratio of Earnings to Fixed Charges	1.10	1.10	1.11	1.13